April 30, 2019

Micha Kaufman
Chief Executive Officer
Fiverr International Ltd.
8 Eliezer Kaplan St.
Tel Aviv 6473409, Israel

       Re: Fiverr International Ltd.
           Supplemental Response dated April 24, 2019
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted April 5, 2019
           CIK No. 0001762301

Dear Mr. Kaufman:

       We have reviewed your response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to comments in our April 18, 2019 letter.

Correspondence Filed April 24, 2019

Notes to Consolidated Financial Statements
p. User funds and user accounts, page F-13

1. We note your response to prior comment 4. Please address further the following:

           Provide a thorough analysis supporting your conclusion that the user funds represent assets of the company and cite the specific accounting guidance you relied upon.
           Tell us how you determined that you have effective control over the funds. In this regard, you appear to be disbursing the funds according to the agreed terms of service between you and your buyers and sellers, and you do not appear to have the right to
 Micha Kaufman
Fiverr International Ltd.
April 30, 2019
Page 2
           direct the funds to be used at will or for your benefit.
           You state that these funds are kept in separate sub accounts of the payment provider in accordance with applicable regulations. Please tell us if these funds can be used to settle the payment processors obligations in the event of bankruptcy or liquidation, or whether they are considered to be assets that are bankruptcy remote. Please tell us why you believe you have an obligation to pay the seller using your
           assets. Specifically, since funds from the buyer are prepaid, it does not appear that you would be required to use your own assets to settle the obligation.
           In your March 15, 2019 response letter (comment 3), you state that orders may be cancelled up to 14 days after they are marked as complete. You further state that funds from order cancellations are returned to the buyers' user accounts balance and are available for future purchases on the company's platform, and you do not automatically refund payments made for cancelled orders. Please tell us whether any payments are made to the sellers during this 14 day period.
           To the extent the buyer cancels the order after the seller has been paid, tell us how you are reimbursed from the seller and clarify who is responsible for reimbursing the buyers account if the seller refuses to return the funds.
           You state that the payment flow of the company's platform changed beginning in 2018 to better optimize compliance with the applicable state and federal regulatory framework. Please describe further the regulations that prompted such change.
        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

FirstName LastNameMicha Kaufman                               Division of
Corporation Finance
                                                              Office of
Information Technologies
Comapany NameFiverr International Ltd.
                                                              and Services
April 30, 2019 Page 2
cc:       Marc D. Jaffe
FirstName LastName